1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 15, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Friday, 30 August 2013 for the purposes of considering, and if thought fit, approving the following resolutions. Unless the context otherwise requires, capitalized terms used herein shall have the same meaning as those defined in the circular of the Company dated 15 July 2013 (the "Circular"):

ORDINARY RESOLUTIONS

1.	To consider and approve the resolution in relation to the election of Mr. Wu Zhenfang as the independent non-executive Director of the fifth session of the Board of the Company

2.	To consider and approve the resolution in relation to the provision of guarantees by Ningxia Energy and Yinxing Energy to their subsidiaries:

(1)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one to three years;

(2)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB20 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one to three years;

(3)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB40 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

(4)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB25 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

(5)

To consider and approve that Ningxia Energy continues to provide a joint-liability guarantee in respect of the loan of RMB15 million of Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* , its controlled subsidiary, for a term of one year;

(6)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Yinxing Energy Wind Power Equipment Manufacturing Co., Ltd.* , its wholly-owned subsidiary, for a term of one year;

(7)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the banker's acceptance of RMB30 million applied by Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , its controlled subsidiary, for a term of one year;

(8)

To consider and approve that Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , a controlled subsidiary of Yinxing Energy, continues to provide joint-liability guarantee in respect of the trade finance, letter of guarantee and exposure on banker's acceptance amounting to RMB40 million applied by Ishibashi Gearbox (Yinchuan) Co., Ltd. , a controlled subsidiary of Yinxing Energy, for a term of one year;

(9)

To consider and approve that Yinxing Energy continues to provide a joint-liability guarantee in respect of the loan of RMB30 million of Ningxia Ning Electric Silicon Materials Co., Ltd.* for a term of one year;

(10)

To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB40 million of Ningxia Ning Electric PV Material Co., Ltd.* , its wholly-owned subsidiary, for a term of one year;

(11)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB30 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

(12)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

(13)	To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB60 million of Yinxing Energy, its controlled subsidiary, for a term of one year;

(14)

To consider and approve that Ningxia Energy provides a joint-liability guarantee in respect of the loan of RMB30 million in the loan of RMB105 million of Zhongwei Ningdian New Energy Co., Ltd.* , its controlled subsidiary, for a term of twenty years;

(15)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Ningxia Yinxing Energy Photovoltaic Equipment Manufacturing Co., Ltd.* , its controlled subsidiary, for a term of one year;

(16)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB20 million of Ishibashi Gearbox (Yinchuan) Co., Ltd. , its controlled subsidiary, for a term of one year;

(17)

To consider and approve that Ningxia Yinyi Wind Power Co., Ltd. , a controlled subsidiary of Yinxing Energy, provides a joint-liability guarantee in respect of the loan of RMB30 million in the loan of RMB91 million for the Sunjiatan Phase II Project of Yinxing Energy, for a term of twenty years;

(18)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB40 million in the loan of RMB158.4 million of Ningxia Yinyi Wind Power Co., Ltd. , its controlled subsidiary, for a term of fourteen years;

(19)

To consider and approve that Yinxing Energy provides a joint-liability guarantee in respect of the loan of RMB60 million of Ningxia Yinyi Wind Power Co., Ltd. , its controlled subsidiary, for a term of one year.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
15 July 2013

Notes:

(a)	Details of the above resolutions are set out in the circular regarding the EGM dated 15 July 2013.

(b)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 31 July 2013 to Friday, 30 August 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 30 July 2013 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 30 July 2013 for registration.

(c)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Saturday, 10 August 2013.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll.

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang and Mr. MA Si-hang, Frederick (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary